UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

MATERIAL FACT

Sendas Distribuidora S.A. ("Company" or "Assaí"), pursuant to the Resolution of the Brazilian Securities Commission No. 44/21, informs its shareholders and the market in general that it has included new expectations related to the investments levels expected for the year 2026. The new guidance considers the current macroeconomic scenario and market expectations for next year.

As part of its strategy of continuing financial discipline and focusing on reducing leverage for 2026, the Company informs the new future expectation of investments of approximately R$ 700 million in the cash view and reiterates the expectation of opening 10 stores.

The Company reiterates the projections forecast for the year 2025: investments levels between R$ 1.0 and R$ 1.2 billion in the cash view and expectation of opening 10 stores.

The projections outlined above are valid until their effective realization or until new analyses and/or revisions are carried out by the Company's management that identify different indicators for the projections presented as a result of changes in the assumptions used, provided that the revision will be at least annual.

The above projections will be included in section 3 of the Reference Form and will be available in the Empresas.Net system, on the websites of the Brazilian Securities Commission (http://cvm.gov.br/) and the Company’s Investor Relations (https://ri.assai.com.br/) within the applicable period. Any changes in these estimates will be disclosed to the market by means of a Material Fact.

Information on business prospects, projections and targets are mere forecasts, based on management's current expectations, always subject to risks and uncertainties, and in no way constitute, guarantee or predict results. Such projections depend on market conditions in general, the Brazilian economic scenario and the sector in which the Company operates. Any changes in perception or in the factors described above may cause the actual results to differ from those provided for in the estimates presented herein, and the Company may revise them to higher or lower levels, in accordance with the new expectations. In the event of a material change in these factors, the above expectations will be revised.

Rio de Janeiro, November 7, 2025.

Belmiro de Figueiredo Gomes
Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.